Exhibit 99.1

Form 51-102F3
Material Change Report

Item 1.	Reporting Issuer

Almaden Minerals Ltd. (the "Issuer")
Suite 210 – 1333 Johnston Street
Vancouver, B.C.
V6H 3R9

Item 2.	Date of Material Change

June 1, 2017

Item 3.	Press Release

The News Release dated June 1, 2017 was disseminated via Marketwired.

Item 4.	Summary of Material Change

The Issuer closed a bought deal private placement with the issuance of 9,857,800 units ("Units") at $1.75 per Unit for gross proceeds of $17,251,150. Each Unit consisted of one Common Share of the Issuer and one half of one Common Share purchase warrant (each whole warrant, a "Warrant"). Each Warrant is transferable and entitles the holder to acquire one Common Share of the Issuer (a "Warrant Share") until June 1, 2020 at a price of $2.45 per Warrant Share. Fees were paid to the Underwriters in the amount of $1,035,069 and non-transferable warrants to purchase up to 295,734 Common Shares of the Issuer at a price of $2.00 per share until June 1, 2019.

Item 5.	Full Description of Material Change

See attached Schedule "A" News Release.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

Not Applicable.

Item 8.	Executive Officer

The executive officer of the Issuer who is knowledgeable about the material change and this Material Change Report is Douglas McDonald, Vice President, whose business telephone number is (604) 689-7644.

Item 9.	Date of report

June 1, 2017

ALMADEN MINERALS LTD. Per: "Douglas McDonald" ________________________________ Douglas J. McDonald Vice President, Corporate Development

SCHEDULE A

Almaden Minerals Ltd.

NYSE MKT: AAU
TSX: AMM

Suite 210 - 1333 Johnston Street, Vancouver, BC, Canada, V6H 3R9
ph: 604.689.7644 + fax: 604.689.7645 + www.almadenminerals.com

NEWS RELEASE
June 1, 2017
Trading Symbols:
TSX: AMM, NYSE MKT: AAU
www.almadenminerals.com

ALMADEN MINERALS LTD. CLOSES $17.2 MILLION BOUGHT DEAL PRIVATE PLACEMENT

Vancouver, B.C. Almaden Minerals Ltd. ("Almaden" or the "Company"; TSX: AMM; NYSE MKT: AAU) is pleased to announce completion of the previously announced bought deal private placement. The Company issued a total of 9,857,800 units ("Units") at $1.75 per Unit to raise gross proceeds of $17,251,150 (the "Offering"). The Offering was co-led by Sprott Capital Partners and Cormark Securities Inc. on behalf of a syndicate of underwriters which included PI Financial Corporation and National Bank Financial Inc. (collectively, the "Underwriters"). The Underwriters exercised in full their option to place an additional 1,285,800 Units over and above their commitment to place 8,572,000 Units as announced on May 5, 2017. Coeur Mining, Inc. (NYSE:CDE) ("Coeur") acquired 2,856,000 Units of the Offering.

Each Unit consisted of one common share in the capital of the Company (a "Common Share") and one-half of one Common Share purchase warrant (each whole warrant, a "Warrant"). Each Warrant is transferable and entitles the holder to acquire one Common Share until June 1, 2020 at a price of $2.45.

The Offering was made by way of a private placement to qualified investors in certain provinces of Canada, and otherwise in those jurisdictions where the Offering could lawfully be made.  All securities issued under the Offering are subject to a four month hold period expiring October 2, 2017 in accordance with applicable securities laws in Canada, and potentially additional restrictions under the laws of other jurisdictions in which the Offering may be made.

In connection with the Offering, the Underwriters were paid a cash fee equal to 6.0% of the gross proceeds of the Offering. As additional consideration, the Company granted the Underwriters non-transferable common share purchase warrants (the "Broker Warrants") entitling the Underwriters to purchase up to 295,734 Common Shares at a price of $2.00 per share, expiring on June 1, 2019.

The net proceeds received by the Company are intended to be used to advance the Tuligtic Project through continued engineering, permitting activities and exploration drilling, as well as for general corporate and working capital purposes.

The offering is subject to the final approval of the Toronto Stock Exchange.

About Almaden
Almaden Minerals Ltd. owns 100% of the Tuligtic project in Puebla State, Mexico. Tuligtic covers the Ixtaca Gold-Silver Deposit, which was discovered by Almaden in 2010.

On Behalf of the Board of Directors,

"Morgan Poliquin"

Morgan J. Poliquin, Ph.D., P.Eng.
President, CEO and Director
Almaden Minerals Ltd.

Neither the Toronto Stock Exchange (TSX) nor the NYSE MKT have reviewed or accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management. Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements, including but not limited to, those with respect to the intended use of proceeds and continuation of exploration and development programs involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Almaden to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, environmental risks and hazards, increased infrastructure and/or operating costs, labour and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Almaden's Annual Information Form and Almaden's latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Almaden has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Almaden disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required pursuant to applicable securities laws. Accordingly, readers should not place undue reliance on forward-looking statements.

THIS NEWS RELEASE DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF ANY OF THE SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL, INCLUDING ANY OF THE SECURITIES IN THE UNITED STATES OF AMERICA. THE SECURITIES HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "1933 ACT") OR ANY STATE SECURITIES LAWS AND MAY NOT BE OFFERED OR SOLD WITHIN THE UNITED STATES OR TO, OR FOR ACCOUNT OR BENEFIT OF, U.S. PERSONS (AS DEFINED IN REGULATION S UNDER THE 1933 ACT) UNLESS REGISTERED UNDER THE 1933 ACT AND APPLICABLE STATE SECURITIES LAWS, OR AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS IS AVAILABLE.